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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          GENELABS TECHNOLOGIES (GNLB)
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    368706107
                                    ---------
                                 (CUSIP Number)

                                  Richard Tang
                        50 California Street, Suite 3270
                         San Francisco, California 94111
                                 (415) 399-9955
                                 --------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 8, 1996
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement[X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of mor than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 368706107


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Veron International Ltd. TIN: 00-0000000

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     2,436,633

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     None

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     2,436,633

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,436,633

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                page 2 of 5 pages

Item 1. Security and Issuer.

     The security in reference is Common Stock of Genelabs Technologies (GNLB). The principal office is located at 505 Penobscot Drive, Redwood City, California 94063-4738.

Item 2. Identity and Background.

     a) Veron International Limited

     b) ChinaChem Golden Plaza, Top Floor, 77 Mody Road Kowloon, Hong Kong

     c) Veron International Ltd. is a holding company

     d) Not applicable

     e) Not applicable

     f) Place of organization is Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities were purchased with cash; funds for purchase of the securities are wired from: FT Bank (Vanuatu) Limited, Port Vila Branch, c/o First Pacific Bank Limited, Hong Kong Branch, 27/F., 51-57 Gloucester Road, Wanchai, Hong Kong. Amount of funds for consideration were: $412,437.60 USD.

Item 4. Purpose of Transaction.

     (a) Securities were purchased for normal investment purposes. (i.e. anticipation of future returns

     (b) Not applicable

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

     (f) Not applicable

                                page 3 of 5 pages

     (g) Not applicable

     (h) Not applicable

     (i) Not applicable

     (j) Not applicable

Item 5. Interest in Securities of the Issuer

     (a) Prior to July 8, 1996 when 80,000 shares of GNLB were purchased, the aggregate number of common stock beneficially owned by Veron International Ltd. was: 2,436,633 shares representing 6.7% of the common stock outstanding.

     (b) Veron International Ltd.

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.


                                page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1996
                                     VERON INTERNATIONAL LTD.


                                     By: s/Anselm Leung
                                        --------------------------------
                                         Anselm Leung, Director of Sales



                                page 5 of 5 pages